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kblauch@sidley.com (212) 839 5548	FOUNDED 1866

June 25, 2012

Rolaine S. Bancroft
Senior Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morgan Stanley Capital I Inc.
Pre-Effective Amendment No. 2 to Registration Statement on Form S-3 (Registration No. 333-180779)

Dear Ms. Bancroft:

On behalf of Morgan Stanley Capital I Inc. (the “Registrant”), we thank you for your letter of June 15, 2012.  We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf.  For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.

The Registrant is filing its Pre-Effective Amendment No. 2 to the registration statement simultaneously with the submission of this letter.  Enclosed herewith are two courtesy copies of Pre-Effective Amendment No. 2, both of which have been marked to show changes against the Pre-Effective Amendment No. 1 filed on June 1, 2012.  References below to page numbers in Pre-Effective Amendment No. 2 are to the marked version.

Prospectus Supplement

Certain Variances from Underwriting Standards, page S-33

1.
We note your response to prior comment 11 from our letter dated May 14, 2012. We note your response on page S-33 under “Certain Variances from Underwriting Standards” and on page S-98 under “Exceptions to Underwriting Standards.” Please revise the

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Rolaine S. Bancroft

bracketed language in these sections to describe the type of disclosure you will provide under Item 1111(a)(8) of Regulation AB with respect to loans that deviate from the disclosed underwriting criteria.

The Staff’s requested changes have been made on pages S-30, S-85 and S-86.

Risk Factors, page S-41

2.
We note your response to prior comment 1. We note your statement that not all risk factors would necessarily be included in each offering. Please identify, by use of brackets, those risk factors that may or may not be included, depending on the composition of a mortgage pool.

Further, we note that your risk factor section seems to continue to include risks factors that may be beyond the most significant risk factors that may make the particular offering speculative or risky. Please revise your risk factor section to provide a more-targeted discussion of the principal risks applicable to your offering.

The Staff’s requested changes have been made throughout the Risk Factors section, beginning on page S-37.  Bracketed text in the Risk Factors section may or may not be included, depending on the composition of the pool.  Bracketed prompts indicate places where pool-specific information should be described, both to provide context for the particular risk factor and to tailor the form risk factors to the principal risks applicable to the particular mortgage pool.  In addition, the following risk factors (or, in certain cases, substantial portions thereof) have been deleted from the form prospectus supplement:

•	External Factors May Adversely Affect the Value and Liquidity of Your Investment—Risks to the Financial Markets Relating to Terrorist Attacks

•	External Factors May Adversely Affect the Value and Liquidity of Your Investment— The Supply and Demand for Commercial Mortgage Backed Securities May Affect Your Investment

•	The Repayment of a Commercial Mortgage Loan Is Dependent on the Cash Flow Produced by the Property Which Can Be Volatile and Insufficient to Allow Timely Payment on Your Certificates

•	Property Value May Be Adversely Affected Even When There is No Change in Current Net Operating Income

Rolaine S. Bancroft

•
The Prospective Performance of the Commercial and Multifamily Mortgage Loans Included in the Issuing Entity Should Be Evaluated Separately from the Performance of the Mortgage Loans in any of Our Other Trusts

•
Leasehold Interests Entail Certain Risks Which May Adversely Affect Payments on Your Certificates—Ground Leases May Be Subject to Termination and Security Interest in Mortgaged Properties Secured by Ground Leases May be Lost

•	Certain of the Mortgage Loans Lack Customary Provisions, Which May Entail Risks That Could Adversely Affect Payments on Your Certificates

•	Condemnations with Respect to Mortgaged Properties Securing the Mortgage Loans Could Adversely Affect Payments on Your Certificates

•	Claims Under Blanket Insurance Policies and Self-Insurance Policies May Adversely Affect Payments on Your Certificates

•	State Laws Applicable to Foreclosure Actions May Affect the Timing of Payments on Your Certificates

•	Book-Entry Registration

The following risk factors (or, in certain cases, substantial portions thereof) have been moved from the form prospectus supplement to the base prospectus because they address the principal risks applicable to any mortgage pool under this registration statement:

•	A Tenant Bankruptcy May Adversely Affect the Income Produced by a Mortgaged Property and May Adversely Affect the Payments on Your Certificates

•	Borrowers That Are Not Special Purpose Entities May Be More Likely to File Bankruptcy Petitions and This May Adversely Affect Payments on Your Certificates

•	State Law Limitations on Assignments of Leases and Rents May Entail Risks

•	Risks Relating to Costs of Compliance with Applicable Laws and Regulations

The Mortgage Loans Have Not Been Reunderwritten By Us, page S-70

Rolaine S. Bancroft

3.	We note your revised disclosure in response to prior comment 2. Because this is your form of prospectus supplement, please revise your disclosure to clarify that a review has been conducted.

The Staff’s requested change has been made on page S-62.

Depositable and Exchangeable Certificates, page S-114

4.
We note your response to prior comment 4. We note that holders of one or more classes of exchangeable certificates will be entitled to exchange all or portion of their exchangeable certificates for proportionate interests in one or more specified other classes of exchange certificates or for proportionate interests in the related depositable certificates. We also note your new disclosure in response to comment 6 that other certficateholders may refuse to sell its certificates or they may have been purchased or placed into other financial structures. With a view towards disclosure, please provide examples of how the feature will work. For instance, provide us with a walk through of the parties involved, which parties hold depositable and/or exchangeable certificates prior to an exchange (e.g., at the time of offering), the circumstances in which the parties may exchange their certificates, and which parties hold depositable and/or exchangable certificates after an exchange. Provide us with a diagram if it will aid in our understanding.

Most investors prefer to invest in certificates that pay both principal and interest, but some investors may prefer to invest in certificates that pay only interest or even only principal.  Each of these types of certificates has different characteristics as an investment and reacts differently to different interest rate environments.  The Depositable Certificates and Exchangeable Certificates feature is similar to that found in certain agency and non-agency RMBS programs, and it allows an investor to change the character of its investment as economic and interest rate environments change over time.  For instance, the market value of an investor’s certificate may decrease in a rising interest rate environment; however, by combining its certificate with an interest-only certificate, the combination may trade closer to par.  These exchanges can occur at any time after closing, provided that an investor possesses the requisite proportions of certificates described in the related prospectus supplement.  In response to the Staff’s request, we have included an example of the Depositable Certificates and Exchangeable Certificates feature starting on page S-101, and have included another example under Response #6 below.

5.	We note your response to prior comment 5. Please revise to describe what you mean by “REMIC III”, including its relationship to the depositable and exchangeable certificates.

Rolaine S. Bancroft

We also were unable to locate disclosure elsewhere that clearly describes what you mean by REMIC I, II and III and how they relate to the structure of the ABS.

The Staff’s requested changes have been made on page S-100.  References to a “REMIC” or a “grantor trust” are merely references to the tax status of the related securitization structure.  Each trust that is established in connection with a takedown will make one or more “REMIC” and/or “grantor trust” tax elections for United Stated federal income tax purposes.  These elections are made for all CMBS transactions and are not particular to the Depositable Certificates and Exchangeable Certificates.  Therefore, we have clarified the disclosure on page S-100 to remove references to such tax elections.  A description of a trust’s tax treatment following its creation in connection with a particular takedown, including REMIC I, REMIC II, REMIC III and grantor trust tax elections, and their relationship to Depositable Certificates and Exchangeable Certificates, can be found under “Material Federal Income Tax Consequences” starting on page S-155 of the form prospectus supplement and “Federal Income Tax Consequences” starting on page 104 of the prospectus.

6.
We note your response to prior comment 6. Please walk through an example of how the structure allows an investor to combine one certificate with another that pays interest-only and hold a combined certificate.

While there are many combinations of Depositable Certificates and Exchangeable Certificates that may be created to accommodate investor demand, two possible combinations are as follows.  At closing, Depositable Certificates designated as Class A-1A, Class A-1B and Class A-1C are issued and related Exchangeable Certificates designated as Class W-1 and Class W-2 are issued:

•	The Class A-1A Certificates are only entitled to distributions of principal (and not interest) received on the pool of mortgage loans.

•
The Class A-1B and Class A-1C Certificates are only entitled to distributions of interest (and not principal) received on the pool of mortgage loans.  Each such interest-only class has a notional amount at all times equal to the principal balance of the Class A-1A Certificates, and each such interest-only class accrues interest at a rate of 0.25% per annum.

One possible combination (which is similar to the example provided in the form prospectus supplement starting on page S-101) would be to allow an investor holding Class A-1A Certificates (principal only) and an equivalent notional amount of Class A-1B Certificates (interest only) to exchange those Class A-1A and Class A-1B Certificates for a proportionate amount of Class W-1 Certificates, which would entitle the

Rolaine S. Bancroft

holder to distributions of proportionate amounts of principal and interest at a rate of 0.25% per annum.

Another possible combination would be to allow an investor holding Class A-1B Certificates (interest only) and Class A-1C Certificates (also interest only) to exchange those certificates for a proportionate amount of Class W-2 Certificates which would entitle that holder to distributions of interest only at a combined rate of 0.50% per annum.

Amendments to the Pool and Servicing Agreement, page S-138

7.
We note your response to prior comment 13. We note that you do not intend to qualify the pooling and servicing agreement under the Trust Indenture Act because of historical practice and prior staff guidance despite the recent ruling regarding the application of the Trust Indenture Act. We also note your revised disclosure that the agreements may be amended if you determine that the Trust Indenture Act applies after the date of the prospectus supplement. As you note, the staff of the Division of Corporation Finance is considering CDI 202.01 in light of the pending federal court ruling, and therefore you should also perform an independent analysis of whether the Trust Indenture Act applies at the time of each takedown and on an ongoing basis with respect to each takedown. Your not qualifying the pooling and servicing agreement under the Trust Indenture Act should be based on your own views and decisions. Please revise the disclosure accordingly.

The Staff’s requested change has been made on page S-122.

Exhibits

Exhibit 5.1

8.
We note that the legal opinion states that “[b]ased solely on the Delaware Good Standing Certificate, the Registrant is validly existing and in good standing under the laws of the State of Delaware.” Please have counsel revise the legal opinion to remove any inference that their determination as to whether the registrant validly exists is based solely on the Delaware Good Standing Certificate. In the alternative, please have counsel explain, with a view towards disclosure, why reliance solely on the Delaware Good Standing Certificate as to the whether the registrant is validly existing and in good standing under the laws of the State of Delaware is appropriate.

The Staff’s requested change has been made on page 3 of Exhibit 5.1.

Rolaine S. Bancroft

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

Kevin C. Blauch

cc:           James Lee
Morgan Stanley Capital I Inc.

enclosures